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                              CELLSTAR CORPORATION
                              1730 Briercroft Court
                             Carrollton, Texas 75006
                                 (972) 466-5000

                                 March 20, 2002

BY EDGAR TRANSMISSION

Securities and Exchange Commission
450 Fifth Street, N.W.

Washington, D.C. 20549

Re:  CellStar Corporation
     Form S-3 Registration Statement
     Registration No. 333-41753

Ladies and Gentlemen:

Pursuant to Rule 477 of Regulation C of the Securities Act of 1933, CellStar Corporation hereby applies for an order granting (1) the withdrawal of the above-referenced Registration Statement, together with all exhibits, amendments and supplements thereto and (2) the deregistration of any notes and shares of common stock included in the Registration Statement that have not been sold to date under the terms described therein. CellStar requests that the Securities and Exchange Commission approve the order as of the date hereof or at the earliest practical date thereafter. CellStar originally filed the Registration Statement with the Commission on December 9, 1997.

CellStar filed the Registration Statement to allow certain of its securityholders the opportunity to sell their notes and shares of common stock in public transactions rather than pursuant to an exemption from the registration and prospectus delivery requirements of the Securities Act. CellStar distributed the securities that were the subject of the Registration Statement to an individual in connection with the acquisition of CellStar Pacific PTE LTD and to purchasers in a private placement. Both the acquisition and the private placement took place over two years ago. Therefore sales of the notes and shares of common stock registered in the Registration Statement no longer need to be registered because they are freely tradeable under Rule 144(k) of the Securities Act. By withdrawing the Registration Statement at this time, CellStar seeks to save the expense associated with maintaining the effectiveness of the Registration Statement.

If you have any questions regarding this request, please call me at (972) 466-5021.

                                           Very truly yours,

                                           /s/  Elaine Flud Rodriguez

                                           By:  Elaine Flud Rodriguez
                                           Vice President, General Counsel
                                           and Secretary

cc:  Richard D. Rafferty, Esq.